SO 3/6/02

SECURI[barcode] 02019016 MMISSION

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SEC FILE NUMBER
8-44993

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities Ltd

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Davey 212-764-5610
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter Michael A.
(Name — *if individual, state last, first, middle name*)

80-45 Grenfell St. (Address) Kew Gardens (City) NY (State) 11415 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities Ltd, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

STEVEN FLEISCHER
Notary Public, State of New York
No. 31-4610093
Qualified in Nassau County
Commission Expires Aug. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT

MANAGEMENT CONSULTANT

430 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 826-6783

(718) 850-6955

Fax (718) 850-6956

INDEPENDENT AUDITOR'S REPORT

February 4, 2002

To the Board of Directors
of Avalon Securities, Ltd.

I have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Avalon Securities, Ltd.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	8,307
Due from affiliate		9,307
TOTAL ASSETS	$	17,614

STOCKHOLDER'S EQUITY

Common stock	$	8,000
Retained earnings		9,614
TOTAL STOCKHOLDER'S EQUITY	$	17,614

See accompanying notes.

Avalon Securities, Ltd.
Income Statement
For the Year Ended December 31, 2001

Revenues	
Fees - allocated	$ 817,500
Interest	33
Total Revenues	817,533
Expenses	
Allocated expenses	816,436
Office expenses	605
Franchise taxes	400
Total Expenses	817,441
Net Income	$ 92

See accompanying notes.

Avalon Securities, Ltd.
Statement of Changes in Stockholder's Equity
December 31, 2001

Capital stock: no par value, 1000 shares authorized, 100 shares issued and outstanding	$ 8,000
Retained earnings	
Beginning of year	9,522
Net income	92
End of year	9,614
Stockholder's Equity	$ 17,614

See accompanying notes.

Avalon Securities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 92
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in due from affiliate	(1,449)
Total adjustments	(1,449)
Net cash (used) by operating activities	(1,357)
Net decrease in cash	(1,357)
Cash, beginning of year	9,664
Cash, end of year	$ 8,307

See accompanying notes.

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT

MANAGEMENT CONSULTANT

430 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 826-6783

(718) 850-6955

Fax (718) 850-6956

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 4, 2002

To the Board of Directors
of Avalon Securities, Ltd.

I have audited the accompanying financial statements of Avalon Securities, Ltd. as of December 31, 2001, and have issued my report thereon dated February 4, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Avalon Securities, Ltd.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001

SUPPLEMENTARY SCHEDULE

Stockholder's Equity	$ 17,614
Non allowable assets	(9,307)
Net Capital	8,307
Capital Required	5,000
Net Capital in Excess of Requirement	$ 3,307

* * *

No material differences exist between this schedule and Focus Report Part 11A filed by the Company.

Computation for Determination of Reserve Requirement under Exhibit A of Rule 15c3-3: Member exempt under 15c3-3 (k)(2)(i).

Information relating to possession and control requirements under Rule 15c-3: Member exempt under 15c3-3 (k)(2)(i).

Schedule of Segregation Requirement and Funds on Deposit in Segregation: Member has no requirement.

See accompanying notes.

MICHAEL A. WALTER
CERTIFIED PUBLIC ACCOUNTANT
MANAGEMENT CONSULTANT

430 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 826-6783
(718) 850-6955
Fax (718) 850-6956

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

February 4, 2002

Board of Directors of
Avalon Securities, Ltd.

In planning and performing my audit of the financial statements of Avalon Securities, Ltd. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Avalon Securities, Ltd. that I considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, recognizing it is not practicable in an organization the size of Avalon Securities, Ltd. to achieve the division of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.